QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

DUSA PHARMACEUTICALS, INC.
(Name of Subject Company)

CARACO ACQUISITION CORPORATION
(Name of Filing Person (Offeror))
a wholly-owned subsidiary of

CARACO PHARMACEUTICAL LABORATORIES, LTD.
(Name of Filing Person (Parent of Offeror))

SUN PHARMA GLOBAL, INC.
(Name of Filing Person (Other Person))

SUN PHARMACEUTICAL INDUSTRIES LIMITED
(Name of Filing Person (Other Person))

DILIP S. SHANGHVI
(Name of Filing Person (Other Person))

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)
 266898105
(CUSIP Number of Class of Securities)
 Mukul Rathi
Caraco Acquisition Corporation
1150 Elijah McCoy Drive
Detroit, MI 48202
Telephone: (313) 871-8400
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
 with copies to:
Fred B. Green, Esq.
Bodman PLC
1901 St. Antoine Street
6th Floor at Ford Field
Detroit, MI 48226
Tel: (313) 259-7777 Fax: (313) 393-7579

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Fling Fee(2)

$227,454,630	$31,024.81

(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 25,027,683 shares of common stock, no par value, of DUSA Pharmaceuticals, Inc. outstanding multiplied by the offer price of $8.00 per share, (ii) 2,310,874 shares of common stock issuable pursuant to outstanding options multiplied by the offer price of $8.00 per share less $4.13, which is the weighted average exercise price of outstanding options, (iii) 1,549,000 outstanding restricted shares multiplied by the offer price of $8.00 per share, and (iv) 1,145,259 shares of common stock issuable pursuant to outstanding warrants multiplied by the offer price of $8.00 per share less $2.85, which is the exercise price of outstanding warrants. The calculation of the filing fee is based on information provided by DUSA Pharmaceuticals, Inc. as of November 8, 2012.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00013640.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,024.81	Filing Party: Caraco Acquisition Corporation
Form or Registration No.: SC TO-T	Date Filed: November 21, 2012
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 21, 2012 (which, together with this Amendment, Amendment No. 1 filed on November 29, 2012, Amendment No. 2 filed on December 3, 2012, Amendment No. 3 filed on December 5, 2012 and any subsequent amendments and supplements thereto, collectively constitute this "Schedule TO"). This Schedule TO relates to the tender offer by Caraco Acquisition Corporation, a New Jersey corporation (the "Purchaser") and a wholly owned subsidiary of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation ("CPL") and subsidiary of Sun Pharmaceutical Industries Limited, an Indian corporation ("Sun Pharma"), for all of the outstanding shares of common stock, no par value per share ("Shares"), of DUSA Pharmaceuticals Inc., a New Jersey corporation ("DUSA"), at a price of $8.00 per share net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated November 21, 2012 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which collectively constitute the "Offer." CPL is owned by Sun Pharma Global, Inc., a corporation organized under the laws of the British Virgin Islands ("Sun Global"), and Sun Pharma. Sun Global is wholly owned by Sun Pharma. Dilip S. Shanghvi is the controlling shareholder of Sun Pharma.

        All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 12 of this Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

        This Amendment is being filed to amend and supplement Item 5 as reflected below.

Item 5

        The Offer to Purchase is hereby amended and supplemented as follows:

        A.    Amending and restating the October 4, 2012 entry in "Section 10—Background of the Offer; Past Contacts or Negotiations with DUSA" to read in its entirety as follows:

          "On October 4, 2012, representatives of Leerink held a telephone conference with management of Sun Pharma and informed management of Sun Pharma that, in accordance with Sun Pharma's request for additional time, the October 5, 2012 deadline was being extended for one week until October 12, 2012 and that Sun Pharma should work toward revising the merger agreement with the additional time."

        B.    Amending and restating the first sentence of the November 5, 2012 entry in "Section 10—Background of the Offer; Past Contacts or Negotiations with DUSA" to read in its entirety as follows:

          "On November 5, 2012, Leerink, at the direction of the DUSA Board, provided Sun Pharma with a counter proposal to Sun Pharma's final offer initially submitted on October 12, 2012 to increase the share purchase price to $8.35 per share."

2

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2012

CARACO ACQUISITION CORPORATION
By:	/s/ MUKUL RATHI
	Name:	Mukul Rathi
	Title:	President
SUN PHARMACEUTICAL INDUSTRIES LIMITED
By:	/s/ DILIP S. SHANGHVI
	Name:	Dilip S. Shanghvi
	Title:	Managing Director
SUN PHARMA GLOBAL, INC.
By:	/s/ HARIN MEHTA
	Name:	Harin Mehta
	Title:	Managing Director
CARACO PHARMACEUTICAL LABORATORIES, LTD.
By:	/s/ MUKUL RATHI
	Name:	Mukul Rathi
	Title:	Interim Chief Financial Officer
DILIP S. SHANGHVI
/s/ DILIP S. SHANGHVI Dilip S. Shanghvi

3

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 21, 2012.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)
Press Release issued by Sun Pharmaceutical Industries Limited and DUSA Pharmaceuticals, Inc. on November 8, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by DUSA Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 8, 2012).*
(a)(1)(G)	Summary Advertisement as published in the New York Times on November 21, 2012.*
(a)(1)(H)	Joint Press Release issued by Caraco Pharmaceutical Laboratories, Ltd. and DUSA Pharmaceuticals, Inc. on December 5, 2012.*
(a)(5)
Class Action Complaint filed in the Superior Court of New Jersey, Law Division, Mercer County on November 14, 2012 captioned Bello V. Doman, et al., Docket No. MER-L-2688-12 (incorporated by reference to Exhibit (a)(10) to Schedule 14D-9 filed by DUSA Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 21, 2012).*
(a)(6)	Amended Class Action Complaint in the Superior Court of New Jersey, Law Division, Mercer County captioned Bello v. Doman, et al., Docket No. MER-L-2688-12.*
(a)(7)	Amended Class Action Complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Stein v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-97-12.*
(a)(8)	Class Action Complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Dhama v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-98-12.*
(a)(9)	Class Action Complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Hagen v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-96-12.*
(a)(10)	Class Action Complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Bourne v. DUSA Pharmaceuticals, Inc., et. al.*
(a)(11)	Class Action Complaint filed in the Superior Court of Massachusetts, Suffolk County on December 3, 2012 captioned Jakubovic v. Altomari, et. al., Docket No. 12-4374.*
(d)(1)
Agreement and Plan of Merger, dated as of November 8, 2012, by and among Sun Pharmaceutical Industries Limited, Caraco Acquisition Company and DUSA Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by DUSA Pharmaceuticals, Inc. with the Securities and Exchange Commission on November 8, 2012).*

4

Exhibit No.	Description
(d)(2)	Confidentiality Agreement dated May 11, 2012 by and between DUSA Pharmaceuticals, Inc. and Sun Pharmaceutical Industries, Inc.*
(d)(3)
Form of Support Agreement (incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc., Caraco Pharmaceutical Laboratories, Ltd., Caraco Acquisition Corporation and Dilip S. Shanghvi with the Securities and Exchange Commission on November 21, 2012).*

*
Previously filed.

5

QuickLinks

CALCULATION OF FILING FEE
  Item 5
SIGNATURES
EXHIBIT INDEX